

May 29, 2014

Via E-mail
Marshall L. Mohr
Senior Vice President and Chief Financial Officer
Intuitive Surgical, Inc.
1020 Kifer Road
Sunnyvale, California 94086

> **Re: Intuitive Surgical, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 3, 2014**
> **File No. 000-30713**

Dear Mr. Mohr:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements

Note 2. Revenue Recognition, page 63

1.   We note that you have certain customer agreements that are considered multiple element arrangements. Please tell us how you considered the disclosures required by FASB ASC 605-25-50, including the requirement to disclose the nature of the arrangement, the significant deliverables within the arrangement and the general timing of delivery or performance of the service for the deliverables. In this regard, please also describe for us in greater detail the sales arrangements that result in the deferral of revenue which are included within your deferred revenue current liability account.

Note 9. Income Taxes, page 77

2.	We note the disclosure of the tax holiday for your business operations in Switzerland. Please tell us how your disclosure complies with the requirements of SAB Topic 11-C. Please also tell us why the impact of the incentives should not be separately disclosed from the impact of non-U.S. statutory rates in the Income Tax Expense Reconciliation. Refer to Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief